Exhibit 10.37

March 13, 2007

Richard Boehner
[Personal Address]

Dear Richard:

I am pleased to offer you a position with Symyx Technologies, Inc. (“Symyx”) as Executive Vice President, Chemical & Energy reporting to Isy Goldwasser. As a member of the executive committee, you may be a Section 16 reporting officer and therefore this offer in its entirety is subject to formal approval from the Board of Directors.

You will receive a monthly salary of $25,000 (twenty-five thousand dollars) which will be paid semi-monthly in accordance with the Symyx normal payroll procedures, less applicable withholding taxes. Beginning in 2008, based on the degree of achievement of annually established Symyx Collaborations goals, including revenue, bookings and allocated profitability, you are eligible for an annual bonus of up to 150% of annual earned salary.  The amount of this bonus will be determined in the sole discretion of the other members of the Executive Committee and, as applicable, the Compensation Committee of the Board of Directors, based upon the intention that you would earn approximately 100% of annual earned salary upon determination that you have achieved all goals fully, and up to 150% of annual earned salary upon materially exceeding those goals. We recognize that your initial efforts will largely be directed at strategic initiatives that may not have a measurable impact on our business until future years. As a result, for the remainder of calendar year 2007, Symyx will guarantee a portion of your bonus equivalent to two-thirds of your 2007 earned salary. Your participation in this plan, including any guaranteed bonuses, is subject to the terms of the bonus plan, including that you must be an employee at the time the bonus is paid in order to receive the bonus.

You are also eligible to receive a grant of equity provided that our shareholders approve a new stock plan which enables continuation of the nature and level of our current equity award program. It is our intention to seek this approval at the June 2007 shareholder meeting.  At that time, we will seek approval from the Board of Directors or the Compensation Committee of a grant of both time-vested and performance-based vested equity:

•
Time-vested award of restricted stock units which would vest over three years such that 1/2 vests on March 1, 2008, 1/3 on or about March 1, 2009 and 1/6 on or about March 1, 2010 (subject to your continued employment through that date). The intended value of this award at the time of grant, provided that you are a full-time employee on or before April 1, 2007, is $250,000. If you commence employment after that date, this award will be reduced proportionately.

•
Performance-based vested restricted stock award of which none, part or all would vest after the close of 2007, as determined in the sole discretion of the Board based on performance against company performance targets. The intended full annual award would be $60,000 worth of restricted stock, which we will prorate such that you would be awarded $45,000 should you start full-time employment on April 1, 2007.

These equity awards would be subject to the terms and conditions of Symyx’s Stock Plan and applicable Stock Agreements, and will issue to you on settlement as Symyx stock net of required tax withholding.

Should the shareholders not approve a plan which enables us to continue our current equity award practices, we will, in our discretion, either (i) seek approval from the Board of an equity alternative enabled by a new shareholder approved plan or (ii) provide you with a cash payment equivalent to what you would have vested between the date of the shareholder meeting and March 1, 2008 had we been able to grant the above referenced equity, reflecting all relevant factors including stock price volatility over the period and the Board’s determination of the degree of vesting of the performance-based equity awards.  Thereafter, you would participate appropriately in whatever program that may be approved by the Board that serves in lieu of our current equity program.

To facilitate your relocation to the Bay Area, we will provide relocation assistance in accordance with the enclosed relocation guidelines, provided that those relocation expenses are incurred within one year of commencement of your employment. These relocation expenses will be grossed-up for tax purposes as described in the attached policy.

To assist in your relocation and transition to the Bay Area, Symyx will provide you with a monthly housing allowance in accordance with the following schedule:

•	0-11 months following home purchase or rental agreement in Bay Area, Symyx will provide you with a taxable housing allowance of $3,000 per month.
•	12-23 months following home purchase or rental agreement in Bay Area, Symyx will provide you with a taxable housing allowance of $2,000 per month.
•	24-35 months following home purchase or rental agreement in Bay Area, Symyx will provide you with a taxable housing allowance of $1,000 per month.

This housing allowance is contingent upon your continuous employment with Symyx. Reimbursed relocation costs, including any gross-up payments, and the relocation assistance payment are repayable to Symyx should you resign from Symyx within twelve months of when those payments were made to you. Your signature below authorizes Symyx to deduct the full amount paid toward your relocation from your final pay.  Should your final pay be less than the amount paid toward your relocation, you understand that you will be responsible for repayment of the difference.

As a Symyx employee, you are eligible to receive certain employee benefits. Please review the enclosed Benefits Summary which summarizes our current benefits offering. You should note that Symyx may modify its compensation and benefits from time to time as it deems necessary, including, without limitation, the ability to amend and terminate such plans at any time.

You should be aware that your employment with Symyx is not for a specified period and constitutes at will employment. As a result, you are free to resign at any time, for any or no reason.  Similarly, Symyx is free to conclude its employment relationship with you at any time, with or without cause, and with or without notice.  Symyx reserves the right to conduct background investigations and/or reference checks on all of its potential employees.  Your job offer, therefore, is contingent upon a clearance of such a background investigation and/or reference check, if any.

For purposes of federal immigration law, you will be required to provide to Symyx documentary evidence of your identity and eligibility for employment in the United States.  Such documentation must be provided to us within three (3) business days of your date of hire, or our employment relationship with you may be terminated.

You agree that, during the term of your employment with Symyx, you will not engage in any other employment, occupation, consulting or business activity directly related to the business in which Symyx is now involved or becomes involved during the term of your employment, nor will you engage in any other activities that conflict with your obligations to Symyx.  As a Symyx employee, you will be expected to sign and comply with the enclosed At-Will, Confidential Information, Invention Assignment and Arbitration Agreement, which requires (among other things) the assignment of patent rights to any invention made during your employment at Symyx and non-disclosure of proprietary information.

To indicate your acceptance of Symyx’s offer, please sign and date this letter in the space provided below and return it to me, along with the signed code of conduct and confidentiality agreement.  A duplicate original is enclosed for your records.  This offer of employment expires March 16, 2007 unless accepted prior to that date, and requires Board approval prior to your commencement of employment. This letter, along with the agreement relating to proprietary rights between you and Symyx, set forth the terms of your employment with Symyx and supersede any prior representations and/or agreements, whether written or oral. This letter may not be modified or amended except by a written agreement, signed by an officer of Symyx and by you.

We look forward to working with you at Symyx.

Sincerely,

/s/ Jeryl L. Hilleman
Jeryl L. Hilleman
Executive Vice President,
Chief Financial Officer

ACCEPTED AND AGREED TO this
_______day of   _______, 2007.

By: ______________
Start date: _________

Enclosures

Relocation Guidelines

o	A house-hunting trip of up to 3 days for you and your spouse. Covered expenses include coach airfare from Indiana to Bay Area, hotel and rental car.

o
Packing, unpacking & physical move of household goods up to $25,000, including up to 2 automobiles, up to 60 days storage and insurance as provided by storage and moving companies, or a lump-sum payment of $15,000.

o	Temporary living at company provided housing, up to 60 days.

o	Home finding assistance, including a half day tour by relocation specialist and membership to an agreed upon service to facilitate home search process.

o	For purchase of new home, the Company will:

1.	Reimburse loan origination fee;
2.	Reimburse closing costs up to 2% of the purchase price, not to exceed $25,000 (including escrow fees, abstracts, title insurance, recording fees, notary fees, inspections).
3.	No reimbursement for points.

o	For final move, coach airfare for you and your family from Indiana to the Bay Area.

o
To assist with taxes, Company will gross-up by 50% approved relocation expenses considered taxable income under the IRS code.  This will be reported as taxable income on employee's W2 and the gross-up portion will be withheld. No guarantee it will cover the amount of taxes due for relocation.